Exhibit 99.1

 TransAlta Announces Strategic Investment by Brookfield Renewable Partners

Brookfield Makes $750 Million Investment to Advance TransAlta's Transition to Clean Energy

TransAlta to host Investor Conference Call at 7:00 AM MDT

All figures in Canadian dollars

CALGARY, March 25, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or "the Company") (TSX: TA) (NYSE: TAC) announced today an investment by Brookfield Renewable Partners and its institutional partners (collectively "Brookfield") that crystalizes the value of its Hydro Assets, enhances its financial position to execute its strategy, and accelerates the opportunity to return capital to shareholders. This investment will ensure TransAlta will transition to 100% clean energy by 2025.

Under the terms of the agreement, Brookfield will invest $750 million in TransAlta (the "Investment") through the purchase of exchangeable securities (described below), which will be convertible into an equity ownership interest in TransAlta's Alberta Hydro Assets in the future at a value based on a multiple of the future Hydro Assets' EBITDA. In addition, Brookfield has committed to purchase TransAlta common shares on the open market to increase its share ownership in TransAlta to 9%. TransAlta will include two experienced Brookfield nominees, Harry Goldgut and Richard Legault, on its slate of directors for election at the upcoming 2019 Annual and Special Meeting of shareholders (the "2019 Meeting"). TransAlta and Brookfield intend to work together to complete TransAlta's transition to clean energy, maximize the value of the Hydro Assets, and create long-term shareholder value.

TransAlta also announced today that Robert Flexon, former CEO of Dynegy, has agreed to stand for election at the 2019 Meeting, bringing with him critical leadership skills and experience from the independent power-producing industry in the US.

Investment Highlights

  Significant $750 million capital injection – TransAlta will direct $350 million to advance the Company's coal to gas transition strategy, up to $250 million to buy back shares over three years, and the remainder to advance the development of existing and new growth projects and for general corporate purposes. This funding, combined with internally generated cash flow, allows TransAlta to advance its coal-to-gas strategy, continue to grow, return some capital to shareholders, and meet its target of repaying the $400 million medium term notes due in November 2020.
  Recognizes the future value of TransAlta's Alberta Hydro Assets by valuing the company's Hydro operations based on the higher cash flows expected to be generated following expiry of the Alberta power purchase arrangement in 2020, while still maintaining a majority ownership position and future upside for TransAlta and its shareholders.
  Creates a long-term cornerstone shareholder – Brookfield's long-term investment in exchangeable securities, combined with its share ownership in the Company, provides TransAlta with increased stability and support to execute on its strategy for the benefit of all shareholders.
  Strengthens operating capabilities with the creation of a joint TransAlta/Brookfield operating committee with representatives from both companies to provide advice in connection with hydro operations to maximize the value of the Company's Hydro Assets.
  Accelerates return of capital to shareholders through the Company's commitment to return up to $250 million to shareholders through share purchases within three years by way of a substantial issuer bid ("SIB") or through the normal course issuer bid program.
  Adds extensive renewables experience and expertise to the TransAlta Board of Directors – the addition of Harry Goldgut and Richard Legault will enhance and complement the current mix of skills, experience and tenure on the TransAlta Board.

RBC Global Asset Management Inc., TransAlta's largest shareholder at 12.4%, is supportive of the strategic Investment and has committed to supporting TransAlta's slate of director nominees at the upcoming 2019 Meeting.

"Brookfield's investment is a strong endorsement of TransAlta's strategy and future value," said Dawn Farrell, President and Chief Executive Officer. "By crystallizing the value of our Hydro Assets, we can accelerate the return of capital to shareholders and invest in coal to gas conversions and strategic gas and renewable developments, while still meeting our goal to reduce senior indebtedness to $1.2 billion by the end of 2020. With Brookfield as a cornerstone shareholder, we are well positioned to invest in our business and increase value for shareholders."

"We are pleased to partner with TransAlta to accelerate its transition to clean energy and support value creation for all shareholders," said Sachin Shah, CEO, Brookfield Renewable Partners.  "We look forward to contributing our capabilities, particularly our long-term expertise in the hydro sector, to enable the company's growth over the long-term."

Ambassador Gordon Giffin, Chair of the Board of TransAlta, said, "In addition to capital and operating expertise, we are adding deep industry experience, expertise and fresh perspectives to our Board. Mr. Goldgut, Mr. Legault and Mr. Flexon have impressive track records in renewable energy, thermal energy, infrastructure and value creation in rapidly evolving electricity markets. Together, we will work to ensure TransAlta's success as we transform the company into a clean energy leader."

Harry Goldgut is a Vice Chair in Brookfield's Renewable Power and Infrastructure Groups. Mr. Goldgut has played a key role in the acquisition of the majority of Brookfield's renewable power assets and has been involved in the restructuring of the electricity market in Ontario as a member of the Electricity Market Design Committee and the Clean Energy Task Force.

Richard Legault is a Vice Chair in Brookfield's Renewable Power Group and served as the CEO of Brookfield Renewable Partners until August 2015. During his 28 years at Brookfield, Mr. Legault led the development and expansion of Brookfield's renewable business in North and South America, and Europe. He also served as CFO at Brookfield Asset Management from 2000 to 2001.

Robert Flexon was the President and Chief Executive Officer of Dynegy Inc. from 2011 until its acquisition by Vistra Energy Corp. in April 2018. Dynegy was a U.S. independent power producer engaged in the operation of power generating facilities and was previously listed on the NYSE.

Investment Details & Use of Proceeds

In concluding that the Investment is in the best interests of the Company and its shareholders, the TransAlta board of directors received the recommendation of its independent special committee formed to evaluate and oversee the negotiations of the transaction and the analysis and advice from its financial advisor, CIBC World Markets Inc., and its legal advisor, Davies Ward Phillips & Vineberg LLP.

Key terms of the agreement include:

  The Investment will occur in two tranches, $350 million at closing, expected in May 2019, in the form of Exchangeable Debentures, and $400 million at a second closing in October 2020 in the form of Redeemable Preferred Shares (together, the "Exchangeable Securities"). Both securities will have an annual coupon rate of 7.0% and will be convertible into an equity interest in an entity holding the hydro assets after December 31, 2024.
  After December 31, 2024, Brookfield has the right to exchange the Exchangeable Securities into an equity ownership interest in an entity to be formed that will hold the Company's Alberta Hydro Assets, as follows:
    The value of the Hydro Assets will be calculated based on a multiple of 13 times the average annual EBITDA generated by the Hydro Assets less $10 million per year of sustaining capex over the most recent three fiscal years prior to conversion, less an adjustment for tax, calculated in the manner specified in the exchangeable security provisions ("Hydro Assets' EBITDA"). The maximum equity interest Brookfield can own with respect to the Hydro Assets is 49%. Based on the Company's estimates of the Hydro Assets' future EBITDA, Brookfield's $750 million is expected to convert into an approximately 30 – 35% interest in the entity holding the Hydro Assets.
    If Brookfield's ownership interest is less than 49% at conversion, Brookfield has a one-time option payable in cash to increase its ownership to up to 49%, exercisable up until December 31, 2028, and provided Brookfield holds at least 8.5% of TransAlta's common shares. Under this top-up option, Brookfield will be able to acquire an additional 10% interest in the entity holding the Hydro Assets, provided the 20-day volume-weighted average price ("VWAP") of TransAlta's common shares is not less than $14 per share prior to the exercise of the option, and up to the full 49% if the 20-day VWAP of TransAlta's common shares at that time is not less than $17 per share.
    To the extent the value of the Investment would exceed a 49% equity interest, Brookfield will be entitled to receive the balance of the redemption price in cash.
  If Brookfield chooses not to exercise its right to exchange its Investment as outlined above, TransAlta has the right after December 31, 2028 to redeem for cash all or any portion of the Exchangeable Securities for the original subscription price, plus any accrued but unpaid interest or dividends payable, provided the minimum proceeds to Brookfield for each redemption (other than the final redemption) is not less than $100 million and provided all Exchangeable Securities must be redeemed within 36 months of the first optional redemption.
  Brookfield has agreed to increase its equity ownership in TransAlta from its current position of approximately 4.9% of the outstanding common shares, to 9% on the open market over two years following closing of the transaction, provided Brookfield is not obliged to purchase common shares of TransAlta at a price of more than $10 per share.
  TransAlta has paid a non-refundable structuring fee of $7.5 million (1%) of the Investment to Brookfield on signing of the investment agreement. TransAlta has also agreed to pay an additional $15 million (2%) commitment (the "Commitment Fee") upon closing of the first tranche of the Investment.
  While Brookfield owns the Exchangeable Securities, it has the right to nominate two members for election to the TransAlta Board at each annual meeting of shareholders. If Brookfield's nominees to the Board are not elected at the 2019 Meeting or any subsequent meeting, Brookfield's obligation to increase and maintain its holding of common shares at 9% and its standstill and lock-up obligations (described below) will be suspended until the date that its nominees are elected or appointed to the Board.
  Brookfield has agreed to standstill commitments for a three-year period from the date the first tranche is funded, with customary exceptions. It has also agreed to vote in favour of the Company's director nominees and in accordance with any recommendations of the Board at any meeting of the shareholders of the Company, for a minimum of three years and subject to extension for so long as it has nominees on the Board.
  Brookfield has also agreed to a lock-up which prohibits the sale of common shares or Exchangeable Securities, subject to certain exclusions, until December 31, 2023.
  The Redeemable Preferred Shares are perpetual and will rank on equal footing with respect to all existing series of first preferred shares of the Company with respect to distributions and liquidation preference. The Exchangeable Debentures have a 20-year term, are unsecured and will rank subordinate to all existing and future secured and senior unsecured indebtedness of the Company, including the Company's existing credit facility. The Company's obligations under the Exchangeable Securities will not be guaranteed by any of its subsidiaries.
  TransAlta and Brookfield will form a joint operating committee, for a period of six years, focused on optimizing the operations and maximizing the value of the Hydro Assets. The committee will consist of two Brookfield members, who are not nominees to the Board, with expertise in hydro facility management and two TransAlta members. Brookfield will receive a management fee of $1.5 million per year for six years as compensation for its work on the committee. TransAlta has the option to extend this arrangement for an additional two years.
  The Investment is expected to close three business days after TransAlta's 2019 Meeting, scheduled for April 26, 2019. The transaction is subject to certain customary closing conditions. In addition, if two or more directors (excluding the Brookfield nominees) are elected as directors at the 2019 Meeting who are not among the Company's nominees recommended in the Company's proxy circular for election to the Board at the 2019 Meeting, then the Company may elect to delay the first funding to a date that is not later than the 30th day following the date of the 2019 Meeting. If the Company elects to not proceed with the Investment, upon payment of the Commitment Fee, the agreement automatically terminates, and no party will have any liability to the other.
  In accordance with good governance practices, the Board established a special committee of independent directors, comprised of Ambassador Gordon Giffin, Alan Fohrer and Beverlee Park (the "Special Committee"), to review, consider, and evaluate the proposed Investment, and make recommendations to the Board. The Special Committee and, ultimately, the full Board, unanimously concluded that the Investment is in the best interests of the Company and its shareholders.
  In connection with evaluating and negotiating the proposed Investment and determining that the Investment is in the best interests of the Company and its shareholders, the Special Committee and the Board considered a number of factors and received and relied on analysis and advice provided by CIBC World Markets Inc. and Davies Ward Phillips & Vineberg LLP. CIBC's advice included an analysis of (i) the material financial terms of the proposed Investment, taking into account recent precedent transactions and comparable financings, securities or other transactions having features similar to the Investment, the implied value attributable to the equity interests in the Hydro Assets entity upon exchange of the Exchangeable Securities in certain circumstances, and the pro forma impact of a potential substantial issuer bid, (ii) TransAlta's funding options and capital needs, (iii) specific alternatives for the Company's coal to gas conversion strategy, (iv) other broader funding requirements, and (v) pro forma credit metrics arising from the financing alternatives considered and credit rating considerations.

Further Information
Additional details about the proposed Investment by, and TransAlta's strategic arrangement with, Brookfield will be available in the Company's material change report, available on www.sedar.com and www.sec.gov by March 26, 2019. A copy of the Investment Agreement will be included with the material change report. This press release is only a summary of certain principal terms of the Investment and is qualified in its entirety by reference to the more detailed information contained in our material change report and the Investment Agreement. Shareholders are urged to read those materials carefully.

As previously announced, the Company's annual general and special meeting of shareholders is scheduled to be held at 10:30 a.m. (Calgary time) on April 26, 2019 at the TELUS Convention Centre in Calgary, Alberta. Shareholders are not being asked to take any action with respect to the 2019 Meeting at this time. The Company anticipates filing and mailing its Notice of Annual and Special Meeting and Management Proxy Circular for the 2019 Meeting by April 1, 2019, which will include full information concerning management's proposed nominees for election to the TransAlta Board.

Conference Call Details
TransAlta will hold a conference call and webcast at 7:00 a.m. MDT (9:00 a.m. EDT) today, March 25, 2019, to discuss the strategic investment.  The call will begin with a short address by Dawn Farrell, President and CEO, followed by a question and answer period for investment analysts and investors.  Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Sally Taylor" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-888-231-8191
Outside of Canada & USA call: 1-647-427-7450

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/powering-investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 3238069 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward Looking Disclaimer
This News Release includes "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions, results and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "can"; "could", "would", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast" "foresee", "potential", "enable", "continue" or other comparable terminology.  These statements are not guarantees of our future performance, events or results and are subject to a number of significant risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from that set out in the forward-looking statements.

In particular, this News Release contains forward-looking statements including, but not limited to, statements relating to the strategic Investment by and partnership with Brookfield, or its affiliated entities; the timing and probability for completing the proposed Investment; the expected benefits to the Company and its shareholders following the completion of the Investment; the Company's future ownership levels in or level of control over the Alberta hydro assets; the anticipated timing, costs and benefits of TransAlta's coal-to-gas conversion strategy; the timing, terms and probability of returning capital to shareholders; the ongoing objectives and strategies of the Company, including as it pertains to reducing debt, growing the renewables business, maintaining, realizing and maximizing the value of the hydro assets and converting coal-fired units to natural gas fired units; Brookfield increasing and maintaining its share ownership in the Company; the appointment of two Brookfield nominees and Mr. Robert Flexon to the Board of Directors of the Company at the 2019 Meeting and the expected benefits to be realized from such appointments or any replacement directors; the use of proceeds from the Investment, including directing $350 million to advance the Company's coal to gas transition strategy and up to $250 million to buy back shares; the expected higher cash flow and anticipated adjusted EBITDA to be generated by the Alberta Hydro Assets following expiry of the power purchase arrangement in 2020 or upon conversion of the Exchangeable Securities; the expected benefits of Brookfield being a cornerstone shareholder; the Company's ongoing objectives, strategies and outlook for 2019 and subsequent periods; changes to our relationship with or the ownership of securities by Brookfield or its affiliates or other shareholders; legislative, regulatory and political uncertainty in the jurisdictions in which we operate; and the filing and mailing date of the Management Proxy Circular, the date of the 2019 Meeting and its outcome. The forward-looking statements contained in this News Release are based on many assumptions including, but not limited to, the following material assumptions: no significant changes to applicable laws, including any tax and regulatory changes in the markets in which we operate; the anticipated structure and framework of an Alberta capacity market in the future; no material adverse impacts to the investment, securities and credit markets; assumptions referenced in our 2019 guidance; the closing of the Investment occurring following the Meeting and the outcome of the 2019 Meeting; our Alberta hydro assets achieving their anticipated value, cash flows and EBITDA once the applicable power purchase arrangement has expired; no material decline in the dividends expected to be received from TransAlta Renewables Inc.; the expected life extension of the coal fleet and anticipated financial results generated on conversion; assumptions regarding the ability of the converted units to successfully compete in the expected Alberta capacity market; assumptions regarding our current strategy and priorities, including as it pertains to our coal-to-gas conversions, growing TransAlta Renewables Inc., maintaining and realizing the value of our hydro assets and being able to realize the full economic benefit from the capacity, energy and ancillary services from our Alberta Hydro Assets once the applicable power purchase arrangement has expired; and assumptions relating to the completion of the strategic partnership with and Investment by Brookfield and proposed substantial or normal course issuer bids.

The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management's discussion and analysis and the Company's annual information form dated as of February 26, 2019. By their nature, forward-looking statements are not guarantees of future performance, events, results or actions and are subject to a number of significant risks, uncertainties, assumptions and factors that could cause our actual plans, performance, results or outcomes to differ materially from the forward-looking statement. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this News Release include, but are not limited to, risks relating to: fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; changes in demand for electricity and capacity and our ability to contract our generation for prices that will provide expected returns and replace contracts as they expire; changes in the current or anticipated legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; risks to our ability to close the Investment by Brookfield, including the Company exercising its rights to terminate the transaction following the 2019 Meeting; and the failure of the conditions precedent to the investment to be satisfied; potential legal disputes or proceedings, including as it pertains to the Investment; the inability to complete the share buy-backs within the timeline or on the terms anticipated or at all, including the conditions to any bid, any bid not having the effects or benefits anticipated, the extent to which shareholders tender shares to any bid and the price or prices at which any shares are tendered; risks associated with the calculation of the Hydro Assets' EBITDA, including non-financial measures included in the calculation of the Hydro Assets' EBITDA, for purposes of valuing the Investment and upon the exchange of Exchangeable Securities; the anticipated benefits of the hydro assets operating committee not materializing; the timing and value of Brookfield's exchange of Exchangeable Securities and the amount of equity interest in the Hydro Assets resulting therefrom, including as a result of the top-up option; risks associated with the impact of the Investment on the Company's shareholders and debtholders or its credit ratings; the Company's inability to redeem the Exchangeable Securities after December 31, 2018 due to changing circumstances or otherwise; the costs of the Investment exceeding its anticipated value; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities and our ability to return these facilities to service in a timely manner; our ability to conduct the repair and maintenance to our facilities, either directly or through a third party, in a timely and cost efficient manner; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-change related risks; unexpected increases in cost structure; disruptions in the source of fuels, including solar, water or wind resources required to operate our facilities; failure to meet financial expectations; natural or man-made disasters, including those resulting in dam or dyke failures; the threat of domestic terrorism and cyber-attacks; equipment failure and our ability to carry out or have completed the repairs in a cost-effective manner or timely manner; commodity risk management and energy trading risks; industry risk and competition; the need to engage or rely on certain stakeholder groups and third parties; fluctuations in the value of foreign currencies and foreign political risks; the need for and availability of additional financing and our ability to obtain such financing at competitive rates or at all; structural subordination of securities; counterparty credit risk; changes in credit and market conditions; changes to our relationship with, or ownership of, TransAlta Renewables Inc.; changes to our relationship with, or the securities ownership held by, Brookfield or its affiliates or other shareholders; risks associated with development projects and acquisitions, including capital costs, permitting, labour and engineering risks; increased costs or delays in the construction or commissioning of pipelines to converted units; changes in expectations in the payment of future dividends, including from TransAlta Renewables Inc.; inadequacy or unavailability of insurance coverage; the effect of a credit rating downgrade on our energy marketing business and the impact on our financing costs; our provision for income taxes; legal, regulatory and contractual disputes and proceedings involving the Company; outcomes of investigations and disputes; reliance on key personnel; labour relations matters; and development projects and acquisitions.

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on them, which reflect the Company's expectations only as of the date hereof. The forward-looking statements included in this News Release are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described or might not occur at all. We cannot assure that projected results or events will be achieved.

Certain financial information contained in this News Release, including EBITDA, may not be standard measures defined under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other entities. For further information on the calculation of EBITDA in respect of the Investment and how it is calculated with regard to the Exchangeable Securities, reference can be made to the Material Change Report and the Investment Agreement, to be filed with the Canadian securities regulators on www.sedar.com and furnished with the Securities and Exchange Commission on www.edgar.com.

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SOURCE TransAlta Corporation

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For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 25-MAR-19